EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

COMPANY	JURISDICTION / STATE OF INCORPORATION
Team, Inc.	Texas
Teaminc. Europe	The Netherlands
Team Investment, Inc.	Delaware
Team Facilities & Services, L.P.	Texas
Team Industrial Services, Inc.	Texas
Team Industrial Services Trinidad Ltd.	Trinidad, West Indies
Thermal Solutions, Inc.	Colorado
Team Industrial Services of Canada, Inc.	Delaware
Team Industrial Services of Canada, ULC	Canada
Team Cooperheat-MQS, Inc.	Texas
Leak Repairs, Inc.	Delaware
First American Capital Corporation	Texas
Team Industrial Services Asia Pte. Ltd.	Singapore
Climax Portable Machine Tools, Inc.	Oregon
X-Ray Inspection Services, Inc.	Louisiana